UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2019

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (our “2018 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2018 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues:
Lease rental income - owned fleet	$129,306	$121,583	$258,279	$241,805
Lease rental income - managed fleet (1)	25,804	27,620	52,357	56,024
Lease rental income	155,110	149,203	310,636	297,829

Management fees - non-leasing (2)	1,940	2,470	4,241	4,285

Trading container sales proceeds (2)	15,527	3,157	28,827	5,558
Cost of trading containers sold (2)	(12,170)	(3,111)	(22,902)	(5,216)
Trading container margin	3,357	46	5,925	342

Gain on sale of owned fleet containers, net	5,404	11,403	12,171	18,030

Operating expenses:
Direct container expense - owned fleet	10,786	13,454	22,433	27,150
Distribution expense to managed fleet container investors (1)	23,737	25,531	48,217	51,762
Depreciation expense	61,667	57,793	122,611	114,127
Container impairment	10,918	938	11,718	1,770
Amortization expense	493	958	1,095	2,780
General and administrative expense (2)	9,444	10,778	19,274	21,178
Bad debt expense, net	3,689	1,390	3,848	783
Gain on insurance recovery and legal settlement	(841)	—	(841)	—
Total operating expenses	119,893	110,842	228,355	219,550
Income from operations	45,918	52,280	104,618	100,936
Other (expense) income:
Interest expense	(38,213)	(34,513)	(75,729)	(66,132)
Interest income	729	404	1,367	707
Realized gain on interest rate swaps, collars and caps, net	1,095	1,499	2,539	2,683
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(10,099)	(37)	(15,837)	2,226
Other, net	—	(2)	—	—
Net other expense	(46,488)	(32,649)	(87,660)	(60,516)
(Loss) income before income tax and noncontrolling interests	(570)	19,631	16,958	40,420
Income tax benefit (expense)	221	(926)	(152)	(1,486)
Net (loss) income	(349)	18,705	16,806	38,934
Less: Net loss (income) attributable to the noncontrolling interests	663	(1,199)	558	(2,710)
Net income attributable to Textainer Group Holdings Limited common shareholders	$314	$17,506	$17,364	$36,224
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.01	$0.31	$0.30	$0.63
Diluted	$0.01	$0.30	$0.30	$0.63
Weighted average shares outstanding (in thousands):
Basic	57,500	57,121	57,488	57,110
Diluted	57,576	57,441	57,578	57,487
Other comprehensive (loss) income:
Foreign currency translation adjustments	(40)	(95)	67	11
Comprehensive (loss) income	(389)	18,610	16,873	38,945
Comprehensive loss (income) attributable to the noncontrolling interests	663	(1,199)	558	(2,710)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$274	$17,411	$17,431	$36,235

(1)  Certain amounts for the three and six months ended June 30, 2018 have been reclassified to report the gross amounts of lease rental income and expenses for the managed fleet instead of the net presentation (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”).

(2)  Amounts for the three and six months ended June 30, 2018 have been reclassified to conform with 2019 presentation (see Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2019 and December 31, 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$148,803	$137,298
Accounts receivable, net of allowance for doubtful accounts of $8,451 and $5,729, respectively (1)	134,382	134,225
Net investment in direct financing and sales-type leases	37,704	39,270
Container leaseback financing receivable	10,894	-
Trading containers	27,149	40,852
Containers held for sale	26,708	21,874
Prepaid expenses and other current assets (1)	13,731	23,139
Due from affiliates, net	1,763	1,692
Total current assets	401,134	398,350
Restricted cash	95,201	87,630
Containers, net of accumulated depreciation of $1,380,661 and $1,322,221, respectively	4,236,358	4,134,016
Net investment in direct financing and sales-type leases	197,429	127,790
Container leaseback financing receivable	217,069	-
Fixed assets, net of accumulated depreciation of $11,874 and $11,525, respectively	1,970	2,066
Intangible assets, net of accumulated amortization of $44,361 and $43,266, respectively	6,289	7,384
Interest rate swaps, collars and caps	1,060	5,555
Deferred taxes	2,089	2,087
Other assets	15,049	3,891
Total assets	$5,173,648	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses (1)	$23,000	$27,297
Container contracts payable	328,601	42,710
Other liabilities	2,202	219
Due to container investors, net (1)	22,880	30,672
Debt, net of unamortized deferred financing costs of $6,362 and $5,738, respectively	194,812	191,689
Total current liabilities	571,495	292,587
Debt, net of unamortized deferred financing costs of $22,070 and $22,248, respectively	3,292,651	3,218,138
Interest rate swaps, collars and caps	14,981	3,639
Income tax payable	9,774	9,570
Deferred taxes	6,955	7,039
Other liabilities	25,464	1,805
Total liabilities	3,921,320	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,076,518 shares issued and 57,446,518 shares outstanding at 2019; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018	581	581
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Additional paid-in capital	408,291	406,083
Accumulated other comprehensive loss	(369)	(436)
Retained earnings	827,098	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,226,452	1,206,813
Noncontrolling interests	25,876	29,178
Total equity	1,252,328	1,235,991
Total liabilities and equity	$5,173,648	$4,768,769

(1) Certain amounts for the year ended December 31, 2018 have been reclassified to report the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2017 (1)	57,727,220	$578	(630,000)	$(9,149)	$397,821	$(309)	$759,356	$1,148,297	$57,740	$1,206,037
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(1,996)	(1,996)
Restricted share units vested	46,641	—	—	—	—	—	—	—	—	—
Exercise of share options	2,029	—	—	—	25	—	—	25	—	25
Share-based compensation expense	—	—	—	—	3,024	—	—	3,024	—	3,024
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	36,224	36,224	—	36,224
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	2,710	2,710
Foreign currency translation adjustments	—	—	—	—	—	11	—	11	—	11
Total comprehensive income										38,945
Balances, June 30, 2018	57,775,890	578	(630,000)	(9,149)	400,870	(298)	795,580	1,187,581	58,454	1,246,035

Balances, December 31, 2018	58,032,164	581	(630,000)	(9,149)	406,083	(436)	809,734	1,206,813	29,178	1,235,991
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,744)	(2,744)
Restricted share units vested	34,721	—	—	—	—	—	—	—	—	—
Exercise of share options	9,633	—	—	—	93	—	—	93	—	93
Share-based compensation expense	—	—	—	—	2,115	—	—	2,115	—	2,115
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	17,364	17,364	—	17,364
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(558)	(558)
Foreign currency translation adjustments	—	—	—	—	—	67	—	67	—	67
Total comprehensive income										16,873
Balances, June 30, 2019	58,076,518	$581	(630,000)	$(9,149)	$408,291	$(369)	$827,098	$1,226,452	$25,876	$1,252,328
(1)

Certain amounts for the year ended December 31, 2017 have been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2019	2018 (1)
Cash flows from operating activities:
Net income	$16,806	$38,934
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	122,611	114,127
Container impairment	11,718	1,770
Bad debt expense, net	3,848	783
Unrealized loss (gain) on interest rate swaps, collars and caps, net	15,837	(2,226)
Amortization of unamortized deferred debt issuance costs and accretion of bond discounts	3,875	4,381
Amortization of intangible assets	1,095	2,780
Gain on sale of owned fleet containers, net	(12,171)	(18,030)
Gain on insurance recovery and legal settlement	(841)	—
Share-based compensation expense	2,115	3,024
Changes in operating assets and liabilities	47,130	12,333
Total adjustments	195,217	118,942
Net cash provided by operating activities	212,023	157,876
Cash flows from investing activities:
Purchase of containers and fixed assets	(335,067)	(459,970)
Proceeds from sale of containers and fixed assets	70,591	73,452
Net cash used in investing activities	(264,476)	(386,518)
Cash flows from financing activities:
Proceeds from debt	550,634	870,750
Principal payments on debt	(472,667)	(626,331)
Debt issuance costs	(3,854)	(3,010)
Dividends paid to noncontrolling interest	(2,744)	(1,996)
Issuance of common shares upon exercise of share options	93	25
Net cash provided by financing activities	71,462	239,438
Effect of exchange rate changes	67	11
Net increase in cash, cash equivalents and restricted cash	19,076	10,807
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of period	$244,004	$248,376

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized gain on interest rate swaps, collars and caps, net	$68,821	$58,588
Net income taxes paid	$76	$417
Receipt of payments on direct financing and sales-type leases, net of income earned	$26,201	$27,023
Supplemental disclosures of noncash operating activities:
Initial recognition of operating lease liability arising from obtaining right-of use assets	$12,024	$-
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$285,891	$(63,915)
Containers placed in direct financing and sales-type leases	$91,363	$27,492
Container leaseback financing receivable	$229,112	$-
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$-	$1,750

(1)   Certain amounts for the six months ended June 30, 2018 have been reclassified to conform with 2019 presentation (see Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 11 “Segment Information”).

(2)    Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Accounting

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (“2018 Form 20-F”) filed with the Securities and Exchange Commission on March 25, 2019.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of June 30, 2019, and the Company’s condensed consolidated results of operations for the three and six months ended June 30, 2019 and 2018, condensed consolidated stockholder’s equity for the six months ended June 30, 2019 and 2018 and condensed consolidated cash flows for the six months ended June 30, 2019 and 2018. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2019.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”).  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s condensed consolidated balance sheets and the net income attributable to the noncontrolling interest’s operations is shown as net income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income.

TWCL

The Company had a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW. In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from WFC for a cash consideration of $29,658. The Company accounted for this equity transaction as a reduction in the related noncontrolling interest.

Prior to the capital restructuring, the Company had determined that it had a variable interest in TW and that TW was a variable interest entity (“VIE”). The Company consolidated TW as the Company had determined that it was the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company had the power to direct the activities of TW that most significantly impact TW’s economic performance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

After the capital restructuring which was effective on October 1, 2018, TW became a wholly-owned subsidiary of TL. Therefore, there is no noncontrolling interest in TW on the Company’s condensed consolidated balance sheets as of June 30, 2019 and December 31, 2018. The TW net income attributable to the noncontrolling interests’ operations for the period ending June 30, 2018 is shown as net income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income. There is no TW net income attributable to the noncontrolling interests’ operations for the period ending June 30, 2019 on the Company’s condensed consolidated statements of comprehensive income.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of June 30, 2019 and December 31, 2018 were as follows:

	June 30, 2019			December 31, 2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than folding flat rack and open top containers:
20' standard	$1,628,555	$(387,742)	$1,240,813	$1,632,927	$(381,929)	$1,250,998
40' standard	175,017	(63,515)	111,502	191,354	(69,463)	121,891
40' high cube	2,516,964	(565,961)	1,951,003	2,376,975	(540,349)	1,836,626
45' high cube dry van	28,504	(10,781)	17,723	29,305	(10,034)	19,271
Refrigerated containers:
20' standard	20,488	(6,662)	13,826	20,883	(6,153)	14,730
20' high cube	5,135	(2,897)	2,238	5,148	(2,714)	2,434
40' high cube	1,064,008	(308,503)	755,505	1,030,078	(279,661)	750,417
Folding flat rack and open top containers:
20' folding flat rack	17,362	(4,317)	13,045	16,641	(4,068)	12,573
40' folding flat rack	50,889	(16,693)	34,196	46,182	(16,052)	30,130
20' open top	12,922	(1,542)	11,380	13,152	(1,419)	11,733
40' open top	27,160	(5,351)	21,809	27,629	(5,086)	22,543
Tank containers	70,015	(6,697)	63,318	65,963	(5,293)	60,670
Total containers	$5,617,019	$(1,380,661)	$4,236,358	$5,456,237	$(1,322,221)	$4,134,016

See Note 5 “Managed Container Fleet” for information on the managed fleet containers included above and in the Company’s condensed consolidated balance sheet effective January 1, 2019.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three and six months ended June 30, 2019 and 2018.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Write-Off of Container Rental Equipment due to Lessees in Default

During the three and six months ended June 30, 2019, container impairment included $9,062 and $9,073, respectively, for containers that were unlikely to be recovered from lessees in default. During both the three and six months ended June 30, 2018, container impairment included $19 for containers that were unlikely to be recovered from lessees in default.

Impairment of Containers Held for Sale

The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise sold, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

During the three and six months ended June 30, 2019, container impairment included $3,650 and $6,893, respectively, and during the three and six months ended June 30, 2018, container impairment included $1,182 and $2,442, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices and for gains associated with recoveries on containers previously estimated as lost with insolvent lessees.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three and six months ended June 30, 2019 and 2018 and more than 10% of the Company’s gross accounts receivable from its owned fleet as of June 30, 2019 and December 31, 2018:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Lease Rental Income - owned fleet	2019	2018	2019	2018
Customer A	13.2%	14.7%	13.3%	14.4%
Customer B	12.7%	13.4%	13.1%	13.4%

Gross Accounts Receivable- owned fleet	June 30, 2019	December 31, 2018
Customer B	19.4%	21.3%
Customer A	14.0%	10.7%

(e)   Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Share amounts in thousands	2019	2018	2019	2018
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$314	$17,506	$17,364	$36,224
Denominator:
Weighted average common shares outstanding - basic	57,500	57,121	57,488	57,110
Dilutive share options and restricted share units	76	320	90	377
Weighted average common shares outstanding - diluted	57,576	57,441	57,578	57,487
Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.01	$0.31	$0.30	$0.63
Diluted	$0.01	$0.30	$0.30	$0.63

Share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	2,016	1,225	1,812	1,212

(f)	Fair Value Measurements

Fair Value of Derivative Instruments

The Company has utilized the income approach to measure the fair value of its notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $1,060 and $14,981 as of June 30, 2019, respectively, and a fair value asset and a fair value liability of $5,555 and $3,639 as of December 31, 2018, respectively, which are inclusive of counterparty risk. The credit valuation adjustment was determined to be $216 (which was a reduction to the net fair value liability) and $49 (which was an addition to the net fair value asset) as of June 30, 2019 and December 31, 2018, respectively. The change in fair value for the three and six months ended June 30, 2019 of $(10,099) and $(15,837), respectively, and the three and six months ended June 30, 2018 of $(37) and $2,226, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized (loss) gain on interest rate swaps, collars and caps, net.

Fair Value of Containers Held for Sale

The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company’s containers held for sale that have been impaired to their estimated fair value less cost to sell had a fair value of $13,485 and $10,898 as of June 30, 2019 and December 31, 2018, respectively. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale.

Fair Value of Other Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents; restricted cash; accounts receivable and payable; container leaseback financing receivable; net investment in direct financing and sales-type leases; due from affiliates, net; container contracts payable; due to container investors, net; debt and interest rate swaps, collars and caps.

At June 30, 2019 and December 31, 2018, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $235,476 and $167,758 at June 30, 2019 and December 31, 2018, respectively, compared to book values of $235,133 and $167,060 at June 30, 2019 and December 31, 2018, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,503,371 and $3,394,118 at June 30, 2019 and December 31, 2018, respectively, compared to book values of $3,487,463 and $3,409,827 at June 30, 2019 and December 31, 2018, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(g)	Reclassifications and Changes in Presentation

Certain prior period amounts for the three and six months ended June 30, 2018 have been reclassified to conform to the presentation for the current period and to the 2018 Form 20-F. The Company reclassified the amounts of management fees earned from non-leasing services for the managed fleet out of the separate line item “management fees” to the separate line item “management fees – non-leasing” in the condensed consolidated statements of comprehensive income (See Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Managed Container Fleet”). The Company also reclassified the amounts out of the separate line items “short-term incentive compensation expense” and “long-term incentive compensation expense” to be included within the line item “general and administrative expense” in the condensed consolidated statements of comprehensive income. The Company also presented a separate line item for the “trading container margin”, which is the net of “trading container sales proceeds” and “cost of trading containers sold”, which was reclassified out of the operating expenses, in the condensed consolidated statements of comprehensive income. The changes in presentation has no impact on “net income”.

Certain prior period amounts for the year ended December 31, 2018 have been reclassified to conform to the current period presentation. The Company previously recorded amounts due to third-party owners on a net basis in “due to container investors, net”, thus the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses for the managed fleet were reclassified out of the separate line item “due to container investors, net” to the separate line items “accounts receivable, net”, “prepaid expenses and other current assets” and “accounts payable and accrued expenses” in the condensed consolidated balance sheets (See Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Managed Container Fleet”). The Company also reclassified the amounts out of the separate line item “accrued expenses” to be included within the line item “accounts payable and accrued expenses” in the condensed consolidated balance sheets. The changes in presentation have no impact on “total equity”.

Additionally, upon adoption of the FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”), the Company reclassified the amounts out of the separate line item “receipt of payments on direct financing and sales-type leases, net of income earned” in cash flows from investing activities to be included within the line item “changes in operating assets and liabilities” in cash flows from operating activities in the condensed consolidated statements of cash flows for the six months ended June 30, 2018. The changes in presentation have no impact on “net increase in cash, cash equivalents and restricted cash”. Also, see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Leases”.

(h)	Revenue Recognition

The components of the Company’s revenue as reported in the condensed consolidated statements of comprehensive income and in Note 11 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the condensed consolidated statements of comprehensive income (see Note 5 “Managed Container Fleet” for further information).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Revenue is recorded when earned according to the terms of the container rental contracts with customers. Revenue is earned and recognized evenly over the period that the equipment is on lease. These contracts are typically for terms of five or more years and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises of daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management, see Note 5 “Managed Container Fleet” for further information.

Trading Container Margin

The Company’s trading container sales proceeds arise from the resale of used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

(i)	Leases

The Company adopted ASU 2016-02 on the effective date of January 1, 2019 by using the effective date transition method and by electing the “package of practical expedients”. Accordingly, the Company initially applied the provisions of the new lease guidance at the adoption date of January 1, 2019, without adjusting the reported comparative periods and without reassessing as follows:

•	whether any expired or existing contracts are or contain leases under Topic 842;
•	whether the lease classification for any expired or existing leases would be different in accordance with Topic 842; and
•	whether the unamortized initial direct costs for any existing leases would have met the definition of initial direct costs in Topic 842 at lease commencement.

As a result of the adoption of the new lease accounting guidance, the Company (as a lessee) recognized the following in the condensed consolidated balance sheets for all existing leases for office space on January 1, 2019, with the exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life:

(i)

Right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company recognized ROU assets of existing office space leases amounting to $12,393, which represents the lease liability of $14,891 adjusted for a deferred rent liability of $2,575 and prepaid rent asset of $77; and

(ii)

Lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. The Company recognized lease liabilities amounting to $14,891, which represented the present value of the remaining lease payments payable under operating lease contracts of $17,621, discounted using the Company’s approximate incremental borrowing rate of 4.17%.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

As a result of the adoption of the new lease accounting guidance, the Company’s accounting (as a lessor) for sales-type leases, direct financing leases and operating leases will remain substantially unchanged. The Company is required to report all cash receipts from leases, including principal payments received from direct financing and sales-type leases, within operating activities in the Company’s condensed consolidated statements of cash flows. Accordingly, receipts of payments on direct financing and sales-type leases, net of income earned amounting to $27,023 for the six months ended June 30, 2018 was reclassified from “net cash used in investing activities” to “net cash provided by operating activities”.

The adoption of ASU 2016-02 did not have an impact on the timing of revenue recognition relating to lease rental income in its condensed consolidated statements of comprehensive income. The Company did not record a cumulative adjustment related to the adoption of ASU 2016-02. See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition”, Note 7 “Leases” and Note 8 “Direct Financing and Sales-Type Leases” for further discussions.

(j)	Recently Issued Accounting Standards

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects the Company’s net investments in leases and container leaseback financing receivable. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2020, and the Company does not expect the adoption to have a material effect on its condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(3)	Immaterial Reclassification and Adjustment of Prior Periods

Prior to 2018, the Company recognized the acquisition fees and management fees as revenue when earned from the managed containers and did not recognize the lease rental income and expenses generated from these containers on the basis that such revenue and expenses belonged to the Container Investors.

During 2018, it was determined that pursuant to the guidance under FASB Accounting Standards Codification 840, Leases, (“ASC 840”) the management arrangements are deemed to convey to the Company the right to control the use of the managed containers and that such arrangements for accounting purposes meet the definition of an embedded lease. Accordingly, the Company modified its financial statement presentation of the operating results for the containers managed by the Company for the Container Investors.

As a result of this lease accounting requirement under ASC 840, the Company’s lease management fee income, previously reported on a net basis, was reclassified and reported on a gross basis for the three and six months ended June 30, 2018 in the Company’s condensed consolidated statements of comprehensive income. It was also determined that the acquisition fees received for the purchase of managed containers should be deferred and amortized over the deemed lease term. The Company previously recognized these revenues at the time of purchase of the managed containers on behalf of the Container Investors.

Moreover, it was determined during 2019 that the accounts receivable and vendor payables arising from direct container operations of the managed containers should be recognized on a gross basis in the Company’s condensed consolidated balance sheets. The Company previously excluded the gross balances of these accounts from the Company’s condensed consolidated balance sheets and recorded amounts due to third-party owners on a net basis in “due to container investors, net” in the condensed consolidated balance sheets.

See Note 5 “Managed Container Fleet” and Note 6 “Transactions with Affiliates and Container Investors” for further information.

In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, management evaluated the materiality of the prior period adjustments from both a quantitative and qualitative perspective and concluded that the reclassification and adjustments of prior periods were immaterial to the Company’s prior period interim and annual consolidated financial statements, thus, no amendments to previously filed interim or annual reports are required.

The change in the presentation for the managed fleet from net to gross amounts had an immaterial effect on the Company's condensed consolidated balance sheets, condensed consolidated statements of cash flow and on its “net income” in the condensed consolidated statements of comprehensive income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The impact of the reclassification and adjustment in the condensed consolidated statements of comprehensive income and condensed consolidated balance sheets as of June 30, 2018 and December 31, 2018, respectively are as follows:

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Comprehensive Income:
Lease rental income - managed fleet	$-	$27,620	$27,620	$-	$56,024	$56,024
Distribution expense to managed fleet container investors	$-	$(25,531)	$(25,531)	$-	$(51,762)	$(51,762)
Management fees - non-leasing	$-	$2,470	$2,470	$-	$4,285	$4,285
Management fees	$4,559	$(4,559)	$-	$8,547	$(8,547)	$-

	As of December 31, 2018
	As Reported	Adjustment	As Restated
Balance Sheet:
Accounts receivable, net	$110,222	$24,003	$134,225
Prepaid expenses and other current assets	$22,669	$470	$23,139
Total current assets	$373,877	$24,473	$398,350
Total assets	$4,744,296	$24,473	$4,768,769
Accounts payable and accrued expenses	$(25,174)	$(2,123)	$(27,297)
Due to container investors, net	$(8,322)	$(22,350)	$(30,672)
Total current liabilities	$(268,114)	$(24,473)	$(292,587)
Total liabilities	$(3,508,305)	$(24,473)	$(3,532,778)

The change in the timing of revenue recognition for acquisition fees for managed containers owned by Container Investors resulted in a cumulative decrease of $4,245 to the retained earnings balance at December 31, 2017 in the condensed consolidated statements of shareholders’ equity and an increase of $4,245 in accrued expense and a decrease for the same amount in retained earnings recorded in the condensed consolidated balance sheet at December 31, 2017, with an immaterial effect on the Company’s condensed consolidated statements of comprehensive income.

See Note 1 “Nature of Business and Summary of Significant Accounting Polices” and Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” to our Annual Report on 2018 Form 20-F for further information.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

  (4)   Insurance Receivable and Impairment

During the second quarter of 2019, one of the Company’s customers became insolvent and the total net book value of its owned containers leased by this insolvent customer was $63,120. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers and up to 183 days of lost lease rental income. Based on prior recovery experience, the Company estimated that containers with a book value of $9,468 would not be recovered from this insolvent customer. Accordingly, the Company recorded container impairment of $9,059 in the condensed consolidated statements of comprehensive income, for both the three and six months ended June 30, 2019, respectively. An insurance receivable of $409, net of insurance deductible was recorded in the prepaid expenses and other current assets in the condensed consolidated balance sheets as of June 30, 2019. The Company also recorded bad debt expense of $3,280 and $3,463 in the condensed consolidated statements of comprehensive income to fully reserve for this insolvent customer’s outstanding accounts receivable during the three and six months ended June 30, 2019, respectively.

During the second half of 2018, four of the Company’s customers became insolvent and the total net book value of its owned containers leased by these insolvent customers was $23,044. The Company recorded container impairment of $12,543 on the unrecoverable containers for these insolvent customers in the condensed consolidated statements of comprehensive income during the year ended December 31, 2018. Due to a better than expected recovery, the Company recorded a gain on container recovery of $612 and $1,343 as a credit to container impairment for these insolvent customers in the condensed consolidated statements of comprehensive income during the three and six months ended June 30, 2019, respectively. The Company also recorded bad debt expense of $2,049 in the condensed consolidated statements of comprehensive income to fully reserve for these insolvent customers’ outstanding accounts receivable during 2018. There is no insurance receivable associated with these insolvent customers as respective losses are below the insurance deductible.

In August 2016, one of the Company’s customers filed for bankruptcy. The Company entered into a final agreement with the insurance companies on December 31, 2018 and remaining payments totaling $9,814 for the Company’s owned fleet were received in January and early February 2019.

During both the three and six months ended June 30, 2019, the Company recorded a gain of $841 from a net settlement associated with an insolvent customer.

(5)    Managed Container Fleet

As part of the Company’s on-going business operation, the Company from time to time purchases containers on behalf of Container Investors. The Company enters into management agreements with the Container Investors whereby the Company, as agent for the Container Investors, purchases and leases out these containers and manages all of the Container Investors’ rights and obligations in respect of such containers and leases. The acquisition of these containers is funded entirely by the Container Investors and all risks and rewards of ownership of these containers vest and remain exclusively with the Container Investors. The Container Investors have no rights or recourse against the Company in the event of physical loss or damage, failure to lease out, any lessee default or any other risk in respect of the containers.

The Container Investors pay the Company an acquisition fee for acquiring containers on their behalf at the time of acquisition and a fee for management services, including services associated with ultimately disposing of the containers on behalf of the Container Investors.

Lease rental income and expenses from the managed fleet owned by Container Investors is reported on a gross basis.

Lease rental income – managed fleet represents rental charges billed to the lessee for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

respectively. Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition” for further information.

Containers - December 31, 2018 and Prior

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of June 30, 2019 and December 31, 2018.

Container Purchases On or After January 1, 2019

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers.

From an accounting perspective, in accordance with Topic 842 which is effective January 1, 2019 for the Company and under the above management arrangements, the Company is deemed to control the containers owned by the Container Investors before they are leased out. Furthermore, the deemed leaseback is considered a sales-type lease under Topic 842, with the Company as lessee and the Container Investors as lessors.

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of June 30, 2019 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 2 (c) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

  As of June 30, 2019, the Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheet amounting to a net book value of $11,665 and a deemed financial liability to the Container Investor amounting to $11,681 as of June 30, 2019 which was reported as "other liabilities” in the condensed consolidated balance sheet.

The Company’s container leasing equipment included in the condensed consolidated balance sheet as of June 30, 2019 and December 31, 2018 consisted of the following:

	June 30, 2019			December 31, 2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$5,605,309	$(1,380,616)	$4,224,693	$5,456,237	$(1,322,221)	$4,134,016
Containers - managed fleet	11,710	(45)	11,665	—	—	—
Total containers	$5,617,019	$(1,380,661)	$4,236,358	$5,456,237	$(1,322,221)	$4,134,016

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three and six months ended June 30, 2019 and 2018 were as follows (see Note 6 “Transactions with Affiliates and Container Investors”):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Lease rental income - managed fleet	$25,804	$27,620	$52,357	$56,024
Less: distribution expense to managed fleet container investors	(23,737)	(25,531)	(48,217)	(51,762)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(124)	—	(124)	—
Management fees from leasing	1,943	2,089	4,016	4,262
Management fees from non-leasing services	1,940	2,470	4,241	4,285
Total management fees	$3,883	$4,559	$8,257	$8,547

The Company’s condensed consolidated balance sheets also include the accounts receivable from the lessees of the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under leases for the managed fleet (“sub-leases”) are recorded in accounts receivable with a corresponding credit to due to Container Investors. As sub-lessor, accounts receivable from the managed fleet represent receivables from lessees that the Company is required to remit, in terms of the management agreements, to the Container Investors once paid. The Company’s condensed consolidated balance sheets also include the prepaid expenses, accounts payable and accrued expenses related to the containers managed by the Company for the Container Investors.

The following table provides a reconciliation of the accounts receivable, prepaid expenses and other current assets, container contracts payable and accounts payable and accrued expenses from the managed fleet to the total amount as of June 30, 2019 and December 31, 2018 in the condensed consolidated balance sheets (also, see Note 6 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	June 30, 2019	December 31, 2018
Accounts receivable - owned fleet	$111,953	$110,222
Accounts receivable - managed fleet	22,429	24,003
Total accounts receivable	$134,382	$134,225

Prepaid expenses and other current assets - owned fleet	$13,406	$22,669
Prepaid expenses and other current assets - managed fleet	325	470
Total prepaid expenses and other current assets	$13,731	$23,139

Accounts payable and accrued expenses - owned fleet	$21,458	$25,174
Accounts payable and accrued expenses - managed fleet	1,542	2,123
Total accounts payable and accrued expenses	$23,000	$27,297

Container contracts payable - owned fleet	$323,189	$42,710
Container contracts payable - managed fleet	5,412	—
Total container contracts payable	$328,601	$42,710

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(6)	Transactions with Affiliates and Container Investors

Due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Total fees earned from management of the containers, including acquisition fees and sales commissions for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Fees from affiliated Container Investors	$890	$995	$1,862	$1,916
Fees from unaffiliated Container Investors	2,993	3,072	6,057	5,646
Fees from Container Investors	3,883	4,067	7,919	7,562
Other fees	—	492	338	985
Total management fees	$3,883	$4,559	$8,257	$8,547

Due from affiliates, net of $1,763 and $1,692, as of June 30, 2019 and December 31, 2018, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated Container Investors.

The following table provides a summary of due to container investors, net at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Affiliated Container Investors	$5,545	$5,718
Unaffiliated Container Investors	17,335	24,954
Due to container investors, net	$22,880	$30,672

Accounts receivable - managed fleet	$22,429	$24,003
Prepaid expenses and other current assets - managed fleet	325	470
Accounts payable and accrued expenses - managed fleet	(1,542)	(2,123)
Container contracts payable - managed fleet	(5,412)	-
	15,800	22,350
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	7,080	8,322
Due to container investors, net	$22,880	$30,672

(7)	Leases

(a)	Lessor

The Company’s lease rental income for the three and six months ended June 30, 2019 were as follows:

	Three Months Ended June 30, 2019			Six Months Ended June 30, 2019
	Owned	Managed	Total	Owned	Managed	Total
Interest income on net investment in direct financing and sales-type leases	$5,810	$—	$5,810	$8,807	$—	$8,807
Interest income on container leaseback financing receivable	2,345	—	2,345	2,345	—	2,345
Lease rental income - operating leases	116,904	24,516	141,420	235,187	49,586	284,773
Variable lease revenue	4,247	1,288	5,535	11,940	2,771	14,711
Total lease rental income	$129,306	$25,804	$155,110	$258,279	$52,357	$310,636

For direct financing and sales-type leases, the net selling (loss) gain recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $(24)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

and $991 for the three months ended June 30, 2019 and 2018, respectively, and $(321) and $888 for the six months ended June 30, 2019 and 2018, respectively, are included in gain on sale of owned fleet containers, net.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of June 30, 2019:

	Owned	Managed	Total
Twelve months ending June 30:
2020	$291,200	$45,365	$336,565
2021	224,499	31,813	256,312
2022	173,393	17,381	190,774
2023	141,174	10,437	151,611
2024 and thereafter	274,453	27,374	301,827
Total future minimum lease payments receivable	$1,104,719	$132,370	$1,237,089

See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition”, Note 5 “Managed Container Fleet” and Note (8) “Direct Financing and Sales-type Leases” for further information.

Container Leaseback Financing Receivable

In May 2019, the Company purchased containers for $229,112 and leased back the containers to the seller-lessee through a sales-type leaseback arrangement. Under the provisions of Topic 842, this transaction from an accounting perspective is accounted for as a financing transaction. The Company recorded a financing receivable from this transaction amounting to $227,963 as of June 30, 2019, which was reported as “container leaseback financing receivable” in the condensed consolidated balance sheets. Payments made by the customer are recorded as a reduction to the container leaseback financing receivable and as interest income using the effective interest method.

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under the financing receivable based on an ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the recoverability. As of June 30, 2019, an allowance for doubtful accounts was not required on its container leaseback financing receivable.

The following is a schedule, by year, of future minimum payments receivable under the container leaseback financing receivable as of June 30, 2019:

Container leaseback financing receivable
Twelve months ending June 30:
2020	$24,599
2021	24,532
2022	24,532
2023	24,532
2024 and thereafter	203,175
Total future minimum payments receivable	301,370
Add: residual value of containers	35,700
Less: unearned income	(109,107)
Container leaseback financing receivable	$227,963

(b)	Lessee

The Company has entered into several operating leases for office space. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s lease terms may include options to

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less (see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Leases”).

As of June 30, 2019, operating leases included in ROU lease assets amounted to $11,577, which was reported in other assets in the condensed consolidated balance sheets. As of June 30, 2019, total lease liabilities amounted to $14,066, of which amounts due within one year of $1,587 were reported in other liabilities – current. Long-term lease obligations which are due beyond one year of $12,479 were reported in other liabilities – non-current in the condensed consolidated balance sheets. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is reported in general and administrative expense in the condensed consolidated statements of comprehensive income. Other information related to the Company's operating leases are as follows:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Operating lease cost	$511	$1,043
Short-term and variable lease cost	7	15
Total rent expense	$518	$1,058

Cash paid for amounts included in the measurement of lease liabilities	$514	$1,048

		As of June 30, 2019
Weighted-average remaining lease term		5.6 years
Weighted-average discount rate		4.17%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at June 30, 2019 were as follows:

Operating Leases
Twelve months ending June 30:
2020	$2,175
2021	2,177
2022	1,966
2023	1,965
2024 and thereafter	8,280
Total lease payments	16,563
Less imputed interest	(2,497)
Total operating lease liabilities	$14,066

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(8)	Direct Financing and Sales-type Leases

The Company leases out some of its owned containers under direct financing and sales-type leases. The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s condensed consolidated balance sheets as of June 30, 2019 and December 31, 2018 were as follows:

	June 30, 2019	December 31, 2018
Future minimum lease payments receivable	$299,030	$196,041
Residual value of containers	11,376	11,393
Less unearned income	(75,273)	(40,374)
Net investment in direct financing and sales-type leases	$235,133	$167,060
Amounts due within one year	$37,704	$39,270
Amounts due beyond one year	197,429	127,790
Net investment in direct financing and sales-type leases	$235,133	$167,060

 The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees. If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net was applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of June 30, 2019, the aging would be as follows:

1-30 days past due	$111
31-60 days past due	6
61-90 days past due	-
Greater than 90 days past due	493
Total past due	610
Current	298,420
Total future minimum lease payments	$299,030

The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the six months ended June 30, 2019 are as follows:

Balance as of December 31, 2018	$702
Recoveries	(70)
Write-offs	(11)
Balance as of June 30, 2019	$621

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of June 30, 2019:

Twelve months ending June 30:
2020	$51,886
2021	42,487
2022	47,858
2023	25,872
2024 and thereafter	130,927
Total future minimum lease payments receivable	$299,030

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Income Taxes

The Company’s effective income tax rates were 38.8% and 4.7% for the three months ended June 30, 2019 and 2018, respectively, and 0.9% and 3.7% for the six months ended June 30, 2019 and 2018, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions.  It is also affected by discrete items that may occur in any given period. The increase in the effective income tax rate for the three months ended June 30, 2019 from the same period in 2018 was due to a realized discrete benefit and the low pre-tax loss during the three months ended June 30, 2019. The decrease in the year to date effective income tax rate for the six months ended June 30, 2019 from the same period in 2018 was due to a decrease in activity in higher tax jurisdictions and lower projected pre-tax earnings.

(10)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2019 and December 31, 2018:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	June 30, 2019		December 31, 2018
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$570,624	4.29%	$654,485	4.36%	August 2024
TL Revolving Credit Facility	1,162,910	3.91%	1,272,074	4.00%	September 2023
TAP Funding Revolving Credit Facility	165,018	4.34%	171,937	4.41%	December 2021
TMCL VI Term Loan	260,001	4.29%	276,210	4.30%	February 2038
2017-1 Bonds	334,782	3.91%	353,884	3.91%	May 2042
2017-2 Bonds	416,324	3.73%	435,838	3.73%	June 2042
2018-1 Bonds	236,648	4.14%	245,399	4.14%	July 2043
2019-1 Bonds	341,156	4.02%	-	-	April 2044
Total debt obligations	$3,487,463		$3,409,827
Amount due within one year	$194,812		$191,689
Amounts due beyond one year	$3,292,651		$3,218,138

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date. See Note 13 “Subsequent Event” on an amendment of the TMCL II Secured Debt Facility.

In April 2019, Textainer Marine Containers VII Limited (“TMCL VII”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries issued $328,900 of aggregate Class A and $21,100 of aggregate Class B Series 2019-1 Fixed Rate Asset Backed Notes (“the 2019-1 Bonds”) that represent partially-amortizing notes payable over a scheduled payment term of 7.5 years, but not to exceed a maximum payment term of 25 years. Proceeds from 2019-1 Bonds were primarily used to pay down debt of our secured debt facility and revolving credit facility. The 2019-1 Bonds are secured by a pledge of TMCL VII’s total assets.

The Company’s debt agreements contain various restrictive financial and other covenants and the Company was in full compliance with these restrictive covenants at June 30, 2019.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of June 30, 2019:

	Twelve months ending June 30,						Available Borrowing,	Current and Available Borrowing,
	2020	2021	2022	2023	2024 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TMCL II Secured Debt Facility (1)	$35,427	$53,620	$52,774	$52,774	$378,235	$572,830	$20,518	$593,348	$1,200,000
TL Revolving Credit Facility	—	—	—	—	1,170,000	1,170,000	125,716	1,295,716	1,500,000
TAP Funding Revolving Credit Facility	14,432	16,331	135,137	—	—	165,900	1,135	167,035	190,000
TMCL VI Term Loan	25,500	25,500	25,500	25,500	160,244	262,244	—	262,244	262,244
2017-1 Bonds	37,102	45,408	58,522	64,545	132,102	337,679	—	337,679	337,679
2017-2 Bonds (2)	42,058	48,667	61,700	74,474	193,011	419,910	—	419,910	419,910
2018-1 Bonds (2)	18,655	18,655	18,655	18,655	167,379	241,999	—	241,999	241,999
2019-1 Bonds (2)	28,000	28,000	28,000	28,000	233,333	345,333	—	345,333	345,333
Total (3)	$201,174	$236,181	$380,288	$263,948	$2,434,304	$3,515,895	$147,369	$3,663,264	$4,497,165
(1)

Future scheduled payments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date. See Note 13 “Subsequent Event” on an amendment of the TMCL II Secured Debt Facility.

(2)	Future scheduled payments for 2017-2 Bonds, 2018-1 and 2019-1 Bonds exclude an unamortized discount of $52, $2,608 and $112, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $25,660.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 12” in our 2018 Form 20-F.

Derivative Instruments

The Company has entered into interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of June 30, 2019:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.24% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023	$873,748
Interest rate cap contracts with several banks with fixed rates between 3.70% and 5.00% per annum, non-amortizing notional amounts, with termination dates through August 15, 2021	70,000
Total notional amount as of June 30, 2019	$943,748

The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized (loss) gain on interest rate swaps, collars and caps, net.

(11)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. Prior year amounts have been modified to reflect the reclassification adjustments discussed in Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”. The following tables show segment information for the three and six months

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

ended June 30, 2019 and 2018, reconciled to the Company’s income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive income:

	Container	Container	Container
Three Months Ended June 30, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$128,995	$311	$-	$-	$-	$129,306
Lease rental income - managed fleet	-	25,804	-	-	-	25,804
Lease rental income	$128,995	$26,115	$-	$-	$-	$155,110
Management fees - non-leasing from external customers	$52	$413	$1,475	$-	$-	$1,940
Inter-segment management fees	$-	$15,494	$2,994	$-	$(18,488)	$-
Trading container margin	$-	$-	$3,357	$-	$-	$3,357
Gain on sale of owned fleet containers, net	$5,404	$-	$-	$-	$-	$5,404
Depreciation expense	$63,316	$202	$-	$-	$(1,851)	$61,667
Container impairment	$10,918	$-	$-	$-	$-	$10,918
Interest expense	$38,134	$79	$-	$-	$-	$38,213
Realized gain on interest rate swaps, collars and caps, net	$1,095	$-	$-	$-	$-	$1,095
Unrealized loss on interest rate swaps, collars and caps, net	$10,099	$-	$-	$-	$-	$10,099
Segment (loss) income before income tax and noncontrolling interests	$(12,881)	$10,196	$6,684	$(959)	$(3,610)	$(570)
Total assets	$5,027,668	$186,708	$34,085	$10,978	$(85,791)	$5,173,648
Purchases of long-lived assets	$450,908	$160	$-	$-	$-	$451,068

	Container	Container	Container
Three Months Ended June 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$120,749	$834	$-	$-	$-	$121,583
Lease rental income - managed fleet	-	27,620	-	-	-	27,620
Lease rental income	$120,749	$28,454	$-	$-	$-	$149,203
Management fees - non-leasing from external customers	$59	$1,058	$1,353	$-	$-	$2,470
Inter-segment management fees	$-	$11,012	$3,138	$-	$(14,150)	$-
Trading container margin	$-	$-	$46	$-	$-	$46
Gain on sale of owned fleet containers, net	$11,403	$-	$-	$-	$-	$11,403
Depreciation expense	$59,250	$201	$-	$-	$(1,658)	$57,793
Container impairment	$938	$-	$-	$-	$-	$938
Interest expense	$34,513	$-	$-	$-	$-	$34,513
Realized gain on interest rate swaps, collars and caps, net	$1,499	$-	$-	$-	$-	$1,499
Unrealized loss on interest rate swaps, collars and caps, net	$37	$-	$-	$-	$-	$37
Segment income (loss) before income tax and noncontrolling interests	$12,134	$5,167	$3,185	$(1,142)	$287	$19,631
Total assets	$4,523,943	$160,979	$13,517	$8,182	$(83,949)	$4,622,672
Purchases of long-lived assets	$114,668	$62	$-	$-	$-	$114,730

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Six Months Ended June 30, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$257,594	$685	$-	$-	$-	$258,279
Lease rental income - managed fleet	-	52,357	-	-	-	52,357
Lease rental income	$257,594	$53,042	$-	$-	$-	$310,636
Management fees - non-leasing from external customers	$104	$1,391	$2,746	$-	$-	$4,241
Inter-segment management fees	$-	$27,985	$5,521	$-	$(33,506)	$-
Trading container margin	$-	$-	$5,925	$-	$-	$5,925
Gain on sale of owned fleet containers, net	$12,171	$-	$-	$-	$-	$12,171
Depreciation expense	$125,864	$374	$-	$-	$(3,627)	$122,611
Container impairment	$11,718	$-	$-	$-	$-	$11,718
Interest expense	$75,650	$79	$-	$-	$-	$75,729
Realized gain on interest rate swaps, collars and caps, net	$2,539	$-	$-	$-	$-	$2,539
Unrealized loss on interest rate swaps, collars and caps, net	$15,837	$-	$-	$-	$-	$15,837
Segment (loss) income before income tax and noncontrolling interests	$(6,132)	$17,058	$11,847	$(1,880)	$(3,935)	$16,958
Total assets	$5,027,668	$186,708	$34,085	$10,978	$(85,791)	$5,173,648
Purchases of long-lived assets	$620,725	$233	$-	$-	$-	$620,958

	Container	Container	Container
Six Months Ended June 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$240,422	$1,383	$-	$-	$-	$241,805
Lease rental income - managed fleet	-	56,024	-	-	-	56,024
Lease rental income	$240,422	$57,407	$-	$-	$-	$297,829
Management fees - non-leasing from external customers	$118	$1,725	$2,442	$-	$-	$4,285
Inter-segment management fees	$-	$23,988	$5,735	$-	$(29,723)	$-
Trading container margin	$-	$-	$342	$-	$-	$342
Gain on sale of owned fleet containers, net	$18,030	$-	$-	$-	$-	$18,030
Depreciation expense	$117,008	$404	$-	$-	$(3,285)	$114,127
Container impairment	$1,770	$-	$-	$-	$-	$1,770
Interest expense	$66,132	$-	$-	$-	$-	$66,132
Realized gain on interest rate swaps, collars and caps, net	$2,683	$-	$-	$-	$-	$2,683
Unrealized gain on interest rate swaps, collars and caps, net	$2,226	$-	$-	$-	$-	$2,226
Segment income (loss) before income tax and noncontrolling interests	$27,018	$10,991	$5,865	$(2,213)	$(1,241)	$40,420
Total assets	$4,523,943	$160,979	$13,517	$8,182	$(83,949)	$4,622,672
Purchases of long-lived assets	$395,786	$269	$-	$-	$-	$396,055

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three and six months ended June 30, 2019 and 2018 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended June 30,				Six Months Ended June 30,
	2019	Percent of Total	2018	Percent of Total	2019	Percent of Total	2018	Percent of Total
Lease rental income:
Asia	$82,978	53.4%	$77,556	52.0%	$166,254	53.5%	$153,850	51.7%
Europe	63,855	41.2%	62,749	42.1%	126,075	40.6%	124,532	41.8%
North / South America	7,546	4.9%	7,954	5.3%	16,840	5.4%	17,461	5.9%
All other international	731	0.5%	944	0.6%	1,467	0.5%	1,986	0.6%
	$155,110	100.0%	$149,203	100.0%	$310,636	100.0%	$297,829	100.0%
Management fees - non-leasing:
Bermuda	$1,201	61.9%	$1,504	60.9%	$2,487	58.6%	$2,419	56.5%
Europe	624	32.2%	470	19.0%	1,200	28.3%	875	20.4%
Asia	4	0.2%	1	0.0%	7	0.2%	2	0.0%
North / South America	(1)	(0.1)%	493	20.0%	339	8.0%	985	23.0%
All other international	112	5.8%	2	0.1%	208	4.9%	4	0.1%
	$1,940	100.0%	$2,470	100.0%	$4,241	100.0%	$4,285	100.0%

 The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three and six months ended June 30, 2019 and 2018 based on the location of sale:

	Three Months Ended June 30,				Six Months Ended June 30,
	2019	Percent of Total	2018	Percent of Total	2019	Percent of Total	2018	Percent of Total
Trading container sales proceeds:
Asia	$8,830	56.9%	$2,597	82.2%	$17,748	61.5%	$4,610	82.9%
Europe	3,368	21.7%	353	11.2%	4,866	16.9%	598	10.8%
North / South America	3,264	21.0%	204	6.5%	6,138	21.3%	335	6.0%
All other international	65	0.4%	3	0.1%	75	0.3%	15	0.3%
	$15,527	100.0%	$3,157	100.0%	$28,827	100.0%	$5,558	100.0%
Gain on sale of owned fleet containers, net:
Asia	$2,881	53.3%	$5,784	50.7%	$5,335	43.8%	$11,603	64.4%
Europe	1,887	34.9%	3,361	29.5%	4,131	33.9%	4,171	23.1%
North / South America	450	8.3%	1,989	17.4%	2,551	21.0%	1,770	9.8%
All other international	186	3.5%	269	2.4%	154	1.3%	486	2.7%
	$5,404	100.0%	$11,403	100.0%	$12,171	100.0%	$18,030	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(12)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $95,201 and $87,630 as of June 30, 2019 and December 31, 2018, respectively.

(b)  Container Commitments

At June 30, 2019, the Company had placed orders with manufacturers for containers to be delivered subsequent to June 30, 2019 in the total amount of $9,309.

(c)   Distribution Expense to Managed Fleet Container Investors

The Company’s operating expenses related to the distribution expense to managed fleet owned by Container Investors are variable payments based upon the net operating income for each managed container (see Note 5 “Revenue from Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(13)	Subsequent Event

On July 24, 2019, the Company entered into an amendment of the TMCL II Secured Debt Facility, which extended the maturity date to July 23, 2022 and lowered the interest rate to LIBOR plus a spread of 1.75%.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (our “2018 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.4 million containers, representing 3.6 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for almost 30 years.

We have purchased an average of almost 240,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of June 30, 2019, we owned containers accounting for approximately 80.9% of our fleet.
•

Container Management. As of June 30, 2019, we managed containers on behalf of 14 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of June 30, 2019, total managed containers accounted for approximately 19.1% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of June 30, 2019:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,705,057	665,387	3,370,444	2,424,940	593,448	3,018,388
Refrigerated	155,520	13,896	169,416	628,322	56,169	684,491
Other specialized	54,133	7,688	61,821	84,460	12,599	97,059
Total fleet	2,914,710	686,971	3,601,681	3,137,722	662,216	3,799,938
Percent of total fleet	80.9%	19.1%	100.0%	82.6%	17.4%	100.0%

Our total fleet as of June 30, 2019, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	76.0%
Master leases	12.7%
Direct financing and sales-type leases	8.9%
Spot leases	2.4%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Utilization	97.9%	97.9%	98.1%	97.9%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers and, to a lesser extent, other non-leasing fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and ancillary charges. Our operating costs primarily consist of direct container expenses – owned fleet, distribution expense to managed fleet container investors, depreciation of container rental equipment, container impairment, amortization expense, general and administrative expenses and bad debt expense (recovery). Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	steel prices;
•	interest rates;
•	our ability to lease our new containers shortly after we purchase them;

•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	import/export tariffs, duties and restrictions;
•	governmental regulations, including environmental or maritime rules that impact container shipping; and
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2019 and 2018

The following table summarizes our total revenues for the three and six months ended June 30, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2019	2018	2019 and 2018	2019	2018	2019 and 2018
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income - owned fleet	$129,306	$121,583	6.4%	$258,279	$241,805	6.8%
Lease rental income - managed fleet (1)	25,804	27,620	(6.6%)	$52,357	$56,024	(6.5%)
Lease rental income	$155,110	$149,203	4.0%	$310,636	$297,829	4.3%

Management fees - non-leasing (1)	$1,940	$2,470	(21.5%)	$4,241	$4,285	(1.0%)

Trading container sales proceeds	15,527	3,157	391.8%	28,827	5,558	418.7%
Cost of trading containers sold (2)	(12,170)	(3,111)	291.2%	(22,902)	(5,216)	339.1%
Trading container margin	$3,357	$46	7197.8%	$5,925	$342	1632.5%

Gain on sale of owned fleet containers, net	$5,404	$11,403	(52.6%)	$12,171	$18,030	(32.5%)

(1) Amounts for the three and six months ended June 30, 2018 have been adjusted and reclassified to conform with the 2019 presentation (see Note 3 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K).

(2) Amount for the three and six months ended June 30, 2018 has been reclassified out of the operating expense section and included within revenue section to conform with the 2019 presentation.

Lease rental income for the three months ended June 30, 2019 increased $5,907 (4.0%) compared to the three months ended June 30, 2018 primarily due to a 2.4% increase in our total fleet that was available for lease, partially offset by a 0.3% decrease in average per diem rental rates and a 0.1% decrease in utilization. Lease rental income for the six months ended June 30, 2019 increased $12,807 (4.3%) compared to the six months ended June 30, 2018 primarily due to a 3.3% increase in our total fleet size that was available for lease, a 0.7% increase in average per diem rental rates and a 0.2 percentage point increase in utilization.

Management fees – non-leasing for the three months ended June 30, 2019 decreased $530 (-21.5%) compared to the three months ended June 30, 2018 primarily due to a $492 decrease in military management fees and a $153 decrease in acquisition fees on container purchases for the managed fleet, partially offset by a $122 increase in sales commissions. Management fees – non-leasing for the six months ended June 30, 2019 decreased $44 (-1.0%) compared to the six months ended June 30, 2018 primarily due to a $647 decrease in military management fees, partially offset by a $304 increase in sales commissions and a $313 increase in acquisition fees on container purchases for the managed fleet.

Trading container margin for the three months ended June 30, 2019 increased $3,311 compared to the three months ended June 30, 2018; $3,056 of the increase resulted from an increase in per unit margin and $255 of the increase was due to a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source to sell. Trading container margin for the six months ended June 30, 2019 increased $5,583 compared to the six months ended June 30, 2018; $3,588 of the increase resulted from an increase in per unit margin and $1,995 of the increase was due to a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source to sell.

Gain on sale of owned fleet containers, net for the three months ended June 30, 2019 decreased $5,999 (-52.6%) compared to the three months ended June 30, 2018 primarily due to a $7,115 decrease resulting from a reduction in average gain per container sold and a $1,014 decrease in net gain on sales-type leases, partially offset by a $2,130 increase resulting from an increase in the number of containers sold. Gain on sale of owned fleet containers, net for the six months ended June 30, 2019 decreased $5,859 (-32.5%) compared to the six months ended June 30, 2018 primarily due to a $5,078 decrease resulting from a reduction in average gain per container sold and a $1,209 decrease in net gain on sales-type leases, partially offset by a $428 increase resulting from an increase in the number of containers sold.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2019	2018	2019 and 2018	2019	2018	2019 and 2018
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense - owned fleet	$10,786	$13,454	(19.8%)	$22,433	$27,150	(17.4%)
Distribution expense to managed fleet container investors (1)	23,737	25,531	(7.0%)	48,217	51,762	(6.8%)
Depreciation expense	61,667	57,793	6.7%	122,611	114,127	7.4%
Container impairment	10,918	938	1064.0%	11,718	1,770	562.0%
Amortization expense	493	958	(48.5%)	1,095	2,780	(60.6%)
General and administrative expense (2)	9,444	10,778	(12.4%)	19,274	21,178	(9.0%)
Bad debt expense, net	3,689	1,390	165.4%	3,848	783	391.4%
Gain on insurance recovery and legal settlement	(841)	—	100.0%	(841)	—	100.0%
Total operating expenses	$119,893	$110,842	8.2%	$228,355	$219,550	4.0%

(1) Amount for the three and six months ended June 30, 2018 has been adjusted and reclassified to conform with the 2019 presentation (see Note 3 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K).

(2) Amount for the three and six months ended June 30, 2018 includes reclassification of short-term and long-term incentive compensation expense to conform with the 2019 presentation.

Direct container expense – owned fleet for the three months ended June 30, 2019 decreased $2,668 (-19.8%) compared to the three months ended June 30, 2018 primarily due to a $1,842 decrease in repositioning expense and a $1,180 decrease in maintenance expense. Direct container expense for the six months ended June 30, 2019 decreased $4,717 (-17.4%) compared to the six months ended June 30, 2018 primarily due to a $3,358 decrease in repositioning expense and a $2,076 decrease in maintenance expense.

Distribution expense to managed fleet container investors for the three and six months ended June 30, 2019 decreased $1,794 (-7.0%) and $3,545 (-6.8%) compared to the three and six months ended June 30, 2018, respectively, primarily due to a decrease in lease rental income for the managed fleet.

Depreciation expense for the three months ended June 30, 2019 increased $3,874 (6.7%) compared to the three months ended June 30, 2018; $5,141 of the increase was due to an increase in the size of our owned depreciable fleet and $964 of the increase was the result of changes in estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2018, partially offset by a $2,200 decrease attributable to containers that became fully depreciated, retired or otherwise sold. Depreciation expense for the six months ended June 30, 2019 increased $8,484 (7.4%) compared to the six months ended June 30, 2018; $11,051 of the increase was due to an increase in the size of our owned depreciable fleet  and $1,505 of the increase was the result of changes in estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2018, partially offset by a $4,284 decrease attributable to containers that became fully depreciated, retired or otherwise sold.

Container impairment for the three months ended June 30, 2019 increased $9,980 compared to the three months ended June 30, 2018; $9,059 of the increase was for containers that were deemed unlikely to be recovered from an insolvent customer in the second quarter of 2019 and $2,468 of the increase was due to an increase to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $919 increase in reversals of recorded impairments on containers held for sale due to rising used container prices and a $612 gain in the second quarter of 2019 associated with recoveries on containers previously estimated as lost with insolvent lessees. Container impairment for the six months ended June 30, 2019 increased $9,948 compared to the six months ended June 30, 2018; $9,059 of the increase was for containers that were deemed unlikely to be recovered from an insolvent customer in the second quarter of 2019 and $4,451 of the increase was due to an increase to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $2,214 increase in reversals of recorded impairments on containers held for sale due to rising used container prices and a $1,343 gain in the second quarter of 2019 associated with recoveries on containers previously estimated as lost with insolvent lessees.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and six months ended June 30, 2019 decreased $465 (-48.5%) and $1,685 (-60.6%) compared to the three and six months ended June 30, 2018, respectively, primarily due to an update in the management fee revenue estimates and a $835 write-off in the first quarter of 2018 on the Company’s intangible asset of the management rights due to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense for the three months ended June 30, 2019 decreased $1,334 (-12.4%) compared to the three months ended June 30, 2018 primarily due to a $1,215 decrease in compensation costs. General and administrative expense for the six months ended June 30, 2019 decreased $1,904 (-9.0%) compared to the six months ended June 30, 2018 primarily due to a $1,383 decrease in compensation costs and a $736 decrease in professional fees.

Bad debt expense, net for the three and six months ended June 30, 2019 increased $2,299 (165.4%) and $3,065 (391.4%) compared to the three and six months ended June 30, 2018, respectively. The increase was primarily due to a provision for an insolvent lessee of $3,280 and $3,463 for the three and six months ended June 30, 2019, respectively, partially offset by an update on management’s assessment of the financial condition of certain of the Company’s lessees and their ability to make required payments.

Gain on insurance recovery and legal settlement for both three and six months ended June 30, 2019 amounted to $841 which related to a net settlement associated with an insolvent customer.

The following table summarizes other (expense) income for the three and six months ended June 30, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2019	2018	2019 and 2018	2019	2018	2019 and 2018
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(38,213)	$(34,513)	10.7%	$(75,729)	$(66,132)	14.5%
Interest income	729	404	80.4%	1,367	707	93.4%
Realized gain on interest rate swaps, collars and caps, net	1,095	1,499	(27.0%)	2,539	2,683	(5.4%)
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(10,099)	(37)	27194.6%	(15,837)	2,226	(811.5%)
Other, net	—	(2)	(100.0%)	—	—	0.0%
Net other expense	$(46,488)	$(32,649)	42.4%	$(87,660)	$(60,516)	44.9%

Interest expense for the three months ended June 30, 2019 increased $3,700 (10.7%) compared to the three months ended June 30, 2018; $2,513 of the increase resulted from an increase in average debt balances of $234,280 and $1,108 of the increase resulted from an increase in average interest rates of 0.13 percentage points primarily due to an increase in the market rate during the three months ended June 30, 2019. Interest expense for the six months ended June 30, 2019 increased $9,597 (14.5%) compared to the six months ended June 30, 2018 due to a $5,959 increase resulting from an increase in average debt balances of $283,969 and a $3,559 increase resulting from an increase in average interest rates of 0.21 percentage points primarily due to an increase in the market rate during the six months ended June 30, 2019.

Realized gain on interest rate swaps, collars and caps, net for the three and six months ended June 30, 2019 decreased $404 (-27.0%) and $144 (-5.4%) compared to the three and six months ended June 30, 2018, respectively. The decreases were primarily due to an increase in the weighted average fixed rate of the swap portfolio resulting from new swap agreements executed after the second quarter 2018 at higher fixed rates than the expiring swap agreements they replaced.

Unrealized loss on interest rate swaps, collars and caps, net for the three months ended June 30, 2019 increased $10,062 compared to the three months ended June 30, 2018. Unrealized (loss) gain on interest rate swaps, collars and caps, net changed from a net gain of $2,226 for the six months June 30, 2018 to a net loss of $15,837 for the six months ended June 30, 2019. An unrealized (loss) gain is triggered by the change in the fair value of the Company’s interest rate hedging instruments, resulting from changes in the forward LIBOR curve.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three and six months ended June 30, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2019	2018	2019 and 2018	2019	2018	2019 and 2018
	(Dollars in thousands)			(Dollars in thousands)
Income tax benefit (expense)	$221	$(926)	(123.9%)	$(152)	$(1,486)	(89.8%)
Net (loss) income attributable to the noncontrolling interests	$(663)	$1,199	(155.3%)	$(558)	$2,710	(120.6%)

Income tax benefit (expense) changed from an expense of $926 for the three months ended June 30, 2018 to a benefit of $221 for the three months ended June 30, 2019. Income tax expense for the six months ended June 30, 2019 decreased $1,334 (-89.8%) compared to the six months ended June 30, 2018. Our effective income tax rate increased to 38.8% from 4.7% and decreased to 0.9% from 3.7% for the three and six months ended June 30, 2019 and 2018, respectively. The increase in the effective income tax rate for the three months ended June 30, 2019 from the same period in 2018 was due to a realized discrete benefit and the low pre-tax loss during the three months ended June 30, 2019. The decrease in the year to date effective income tax rate for the six months ended June 30, 2019 from the same period in 2018 was due to a decrease in activity in higher tax jurisdictions and lower projected pre-tax earnings.

Net (loss) income attributable to the noncontrolling interests changed from an income of $1,199 and $2,710 for the three and six months ended June 30, 2018, respectively, to a loss of $663 and $558 for the three and six months ended June 30, 2019, respectively. Net loss attributable to the noncontrolling interests for the three and six months ended June 30, 2019 represents the noncontrolling interests’ portion of TAP Funding Limited’s (“TAP Funding”) net loss and the net loss position was primarily resulted from container impairment for containers that were deemed unlikely to be recovered from an insolvent customer and unrealized loss on interest rate swaps mentioned above. Net income attributable to the noncontrolling interests for the three and six months ended June 30, 2018 represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income. See Note 2 "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for information on our acquisition of the noncontrolling interest in TW in October 2018.

Segment Information

The following table summarizes our (loss) income before taxes and noncontrolling interests attributable to each of our business segments for the three and six months ended June 30, 2019 and 2018 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2019	2018	2019 and 2018	2019	2018	2019 and 2018
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$(12,881)	$12,134	(206.2%)	$(6,132)	$27,018	(122.7%)
Container Management	10,196	5,167	97.3%	17,058	10,991	55.2%
Container Resale	6,684	3,185	109.9%	11,847	5,865	102.0%
Other	(959)	(1,142)	(16.0%)	(1,880)	(2,213)	(15.0%)
Eliminations	(3,610)	287	(1357.8%)	(3,935)	(1,241)	217.1%
(Loss) income before income tax and noncontrolling interests	$(570)	$19,631	(102.9%)	$16,958	$40,420	(58.0%)

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from an income of $12,134 for the three months ended June 30, 2018 to a loss of $12,881 for the three months ended June 30, 2019. The following table summarizes the variances included within this change:

Increase in lease rental income - owned fleet	$8,246
Decrease in direct container expense	2,035
Gain on insurance recovery and legal settlement in 2019	841
Increase in unrealized loss on interest rate swaps, collars and caps, net	(10,062)
Increase in container impairments	(9,980)
Decrease in gain on sale of owned fleet containers, net	(5,999)
Increase in depreciation expense	(4,066)
Increase in interest expense	(3,621)
Increase in bad debt expense, net	(2,297)
Other	(112)
$(25,015)

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from an income of $27,018 for the six months ended June 30, 2018 to a loss of $6,132 for the six months ended June 30, 2019. The following table summarizes the variances included within this change:

Increase in lease rental income - owned fleet	$17,172
Decrease in direct container expense	3,412
Gain on insurance recovery and legal settlement in 2019	841
Change from unrealized gain on interest rate swaps, collars and caps, net to unrealized loss on interest rate swaps, collars and caps, net	(18,063)
Increase in container impairment	(9,948)
Increase in interest expense	(9,518)
Increase in depreciation expense	(8,856)
Decrease in gain on sale of owned fleet containers, net	(5,859)
Increase in bad debt expense, net	(3,061)
Other	730
$(33,150)

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended June 30, 2019 increased $5,029 (97.3%) compared to the three months ended June 30, 2018. The following table summarizes the variances included within this increase:

Increase in management fees	$3,839
Decrease in distribution expense to managed fleet container investors	1,794
Decrease in general and administrative expense	1,069
Decrease in lease rental income - managed fleet	(1,816)
Other	143
$5,029

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the six months ended June 30, 2019 increased $6,067 (55.2%) compared to the six months ended June 30, 2018. The following table summarizes the variances included within this increase:

Increase in management fees	$3,665
Decrease in distribution expense to managed fleet container investors	3,545
Decrease in amortization expense	1,368
Decrease in general and administrative expense	1,363
Decrease in lease rental income - managed fleet	(3,667)
Other	(207)
$6,067

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three and six months ended June 30, 2019 increased $3,499 (109.9%) and $5,982 (102.0%) compared to the three and six months ended June 30, 2018, respectively, primarily due to increases of $3,297 and $5,567 in gains on container trading, net for the three and six months ended June 30, 2019, respectively.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three and six months ended June 30, 2019 decreased $183 (-16.0%) and $333 (-15.0%) compared to the three and six months ended June 30, 2018, respectively, primarily due to decreases in general and administrative expense.

Segment eliminations change from an income of $287 for the three months ended June 30, 2018 to a loss of $3,610 for the three months ended June 30, 2019. This change consisted of a $4,080 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $183 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the six months ended June 30, 2019 increased $2,694 (217.1%) compared to the six months ended June 30, 2018. This increase consisted of a $3,021 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $327 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 83% and 79% of our direct container expenses – owned fleet for the three and six months ended June 30, 2019, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2018 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and six months ended June 30, 2019, our non-U.S. dollar operating expenses were spread among 17 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of $148,803. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of June 30, 2019, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$572,830	$627,170	$1,200,000	$572,830	$20,518	$593,348
TL Revolving Credit Facility	1,170,000	330,000	1,500,000	1,170,000	125,716	1,295,716
TAP Funding Revolving Credit Facility	165,900	24,100	190,000	165,900	1,135	167,035
TMCL VI Term Loan	262,244	—	262,244	262,244	—	262,244
2017-1 Bonds	337,679	—	337,679	337,679	—	337,679
2017-2 Bonds (1)	419,910	—	419,910	419,910	—	419,910
2018-1 Bonds (1)	241,999	—	241,999	241,999	—	241,999
2019-1 Bonds (1)	345,333	—	345,333	345,333	—	345,333
Total (2)	$3,515,895	$981,270	$4,497,165	$3,515,895	$147,369	$3,663,264

(1)	Amount on the 2017-2 Bonds, 2018-1 Bonds and 2019-1 Bonds exclude an unamortized discount of $52, $2,608 and $112, respectively.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $25,660.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At June 30, 2019, cumulative earnings of approximately $38,096 would be subject to income taxes of approximately $11,429 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. As of June 30, 2019, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes cash flow information for the six months ended June 30, 2019 and 2018:

	Six Months Ended		% Change
	June 30,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Net cash provided by operating activities	$212,023	$157,876	34.3%
Net cash used in investing activities	$(264,476)	$(386,518)	(31.6%)
Net cash (used in) provided by financing activities	$71,462	$239,438	(70.2%)

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2019 increased $54,147 (34.3%) compared to the six months ended June 30, 2018.  The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$25,301
Smaller increase in accounts receivable, net during the six months ended June 30, 2019 compared to the six months ended June 30, 2018	18,860
Decrease in trading containers during the six months ended June 30, 2019 compared to an increase during the six months ended June 30, 2018	16,021
Decrease in gain on sale of owned fleet containers, net during the six months ended June 30, 2019	5,859
Decrease in accounts payable and accrued expenses during the six months ended June 30, 2019 compared to an increase during the six months ended June 30, 2018	(7,300)
Smaller decrease in insurance receivable due to proceeds from insurance settlement during the six months ended June 30, 2019 compared to the six months ended June 30, 2018	(4,374)
Other	(220)
$54,147

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 decreased $122,042 (-31.6%) compared to the six months ended June 30, 2018. The decrease in cash used in investing activities was primarily due to lower amount of cash paid for container and fixed asset purchases.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 decreased $167,976 (-70.2%) compared to the six months ended June 30, 2018. The change was primarily due to a decrease of $320,116 (-36.8%) in proceeds from debt, partially offset by a decrease of $153,664 (-24.5%) in repayments of debt during the six months ended June 30, 2019 compared to the six months ended June 30, 2018.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2019:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2020	2021	2022	2023	2024	2025 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$572,830	$35,427	$53,620	$52,774	$52,774	$52,774	$325,461
TL Revolving Credit Facility	1,170,000	—	—	—	—	1,170,000	—
TAP Funding Revolving Credit Facility	165,900	14,432	16,331	135,137	—	—	—
TMCL VI Term Loan	262,244	25,500	25,500	25,500	25,500	25,500	134,744
2017-1 Bonds	337,679	37,102	45,408	58,522	64,545	59,705	72,397
2017-2 Bonds (2)	419,910	42,058	48,667	61,700	74,474	79,210	113,801
2018-1 Bonds (2)	241,999	18,655	18,655	18,655	18,655	18,655	148,724
2019-1 Bonds (2)	345,333	28,000	28,000	28,000	28,000	28,000	205,333
Interest on obligations (3)	581,317	139,455	130,298	117,150	104,129	56,733	33,552
Interest rate swaps and caps payables (receivables), net (4)	1,103	(838)	960	833	148	—	—
Office lease obligations	16,563	2,175	2,177	1,966	1,965	2,024	6,256
Container contracts payable	328,601	328,601	—	—	—	—	—
Total contractual obligations (5) (6)	$4,443,479	$670,567	$369,616	$500,237	$370,190	$1,492,601	$1,040,268

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds, 2018-1 Bonds and 2019-1 Bonds exclude an unamortized discount of $52, $2,608 and $112, respectively.
(3)	Using 2.40% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 4.02%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the estimated receiving rate at 2.40% which was one-month spot LIBOR rate as of June 30, 2019 for all periods, for all interest rate contracts outstanding as of June 30, 2019.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $25,660.
(6)

Excluded container leaseback financing liability amounting to $11,681 as of June 30, 2019 which is accounted for as a financing transaction under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

Off Balance Sheet Arrangements

As of June 30, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2018 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2018 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2018 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2019, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2018 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $873,748 as of June 30, 2019, with expiration dates between November 2019 and January 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 1.24% and 2.94%.  Our interest rate swap agreements had a fair value asset and a fair value liability of $1,060 and $14,981, respectively, as of June 30, 2019.

The notional amount of the interest rate cap agreements was $70,000 as of June 30, 2019, with expiration dates between December 2019 and August 2021.

Based on the average debt balances and derivative instruments as of June 30, 2019, it is estimated that a 1% increase in interest rates would result in a net increase of $5,067 in interest expense and realized gains on interest rate swaps, collars and caps, net for the six months ended June 30, 2019. It would also result in an increase in the fair value asset of interest rate swaps, collars and caps, net of $15,459.

Quantitative and Qualitative Disclosures About Credit Risk

For the six months ended June 30, 2019, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2018 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2018 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer